UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.
Commission File Number 001-06695
JO-ANN STORES, INC.
(Exact name of registrant as specified in its charter)
David Goldston
5555 Darrow Road
Hudson, Ohio 44236
(330) 656-2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, Without Par Value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1*
*On March 18, 2011, Jo-Ann Stores, Inc. (the “Company”) completed its merger pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated December 23, 2010, by and among the Company, Needle Holdings Inc., a Delaware corporation (“Parent”), and Needle Merger Sub Corp., an Ohio corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, common shares held by shareholders of the Company as of the effective time of the merger were cancelled and converted into the right to receive $61.00 per share in cash, without interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Jo-Ann Stores, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2011	JO-ANN STORES, INC.
	By:	/s/ David Goldston
David Goldston
Secretary